

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2023

Jen-Hsun Huang
Chief Executive Officer
NVIDIA Corporation
2788 San Tomas Expressway
Santa Clara, CA 95051

>   **Re: NVIDIA Corporation**
>   **Registration Statement on Form S-3**
>   **Filed February 28, 2023**
>   **File No. 333-270119**

Dear Jen-Hsun Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing